Filed by Athena Pubco B.V.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spartan Acquisition Corp. III

SEC File No.: 001-40022

Date: February, 14 2022

Q&A OF THE MONTH: ALLEGO HOLDING B.V. ON MERGER WITH SPARTAN ACQUISITION CORP. III (NYSE: SPAQ)

In July 2021, Allego Holding B.V. (Allego), a leading pan-European electric vehicle charging network, entered into a business combination agreement with Spartan Acquisition Corp. III (“Spartan”) (NYSE: SPAQ), a publicly traded special purpose acquisition company (“SPAC”) affiliated with Apollo Global Management, Inc. Upon the closing of the business combination, expected in the first quarter of 2022, the newly combined company is expected to list on the New York Stock Exchange under the new ticker symbol “ALLG”.

Mathieu Bonnet, CEO of Allego, offered the below commentary on the company and its go-forward market potential.

Tell us about your business. What does Allego do?

Founded in 2013, Allego is a leading electric vehicle, or EV, charging company in Europe and has deployed over 28,000 charging ports across 13,400 public and private locations, spanning 14 European countries. We have really pioneered this field in Europe, starting in the Netherlands where the EV penetration began very early.

We take a two-pronged approach to delivering charging stations: not only do we provide charging stations to EV drivers across Europe, but we have also built a very diverse base of marquee corporate customers (including leading retail and auto brands) to whom we sell charging solutions. They like our pan-European footprint and one-stop shop service and capability. Our owned and operated public charging network uses 100% renewable energy and our chargers are open to all EV brands, with the ability to charge light vehicles, vans and e-trucks, while our charging solutions business provides design, installation, operations and maintenance of chargers owned by third parties. Our locations have increasing and high utilization rates because we carefully choose our locations. To do so, we have developed special technology to forecast traffic, which is fed a great quantity of data generated by the more than 6.1 million charging sessions we sold in 2021.

Over the course of our history, we have built a strong business with a high visibility top line because of our recurring revenue. What makes us unique is our very strong proprietary technology platform that enables us to manage hundreds of thousands of fast, ultra-fast, and AC charging stations. We process all payments ourselves; ultimately, we can manage in real time the energy we sell on our Energy platform. We have also developed a rich portfolio of partnerships with strategic partners, including municipalities, more than 65 real estate owners and 16 OEMs. So we are very well positioned, we believe, to make the most of the EV revolution in Europe, where the industry is shifting dramatically from fuel cars to EVs. We already see more than 10% of EV penetration of full battery vehicles compared with old battery sales month by month.

Why a SPAC deal and not an IPO? Why did you choose Spartan/Apollo as your partner?

As I outlined above, Allego has built a very strong business grounded in powerful technologies, and we are eager to continue our expansion across Europe. We have already covered most of Europe and are densifying our network to cope with the increased traffic. It is key to understand that Europe is paving the way on a worldwide basis of EV penetration. It is a much larger market in terms of EV adoption today than the US and we believe it will remain so for the years ahead. In order to capture the benefits of this new industrial revolution, one needs to be in Europe. So we decided that this is the right time for us to go public as the leading pan-European charging company, and especially with an excellent partner like Spartan, which is backed by the proven Apollo team. By going public through a merger with Spartan, Allego believes it will have sufficient capital to continue our long-term growth plan, funding EV station capex and for general corporate purposes.

We also believe that the Spartan team was the best partner to go public with, as they are extremely familiar with the technology and infrastructure and have invested in OEMs as well as EVs, including Fisker, which has also made an investment in our PIPE. Apollo brings their extensive investing and customer experience expertise, to help us support a seamless charging experience, and we are very pleased to continue working with them as we look to close this transaction and become a public company.

Can you explain “pan-European charging” – we understand that you have 28,000 charging points across 13,400 locations spanning 14 European countries. Talk to us about this market and how is it different from the North American market?

European EV charging is a booming market that is nearly twice the size of the United States’ EV market, with an expected 46% CAGR from 2020 to 2025. Based on this projection, the number of EVs in Europe is expected to grow to nearly 20 million by 2025, as compared to 3 million today. The combination of a high urbanization rate and a scarcity of in-home parking means European EV drivers require fast, public EV charging locations that provide reliable and convenient charging.

Further, Europe is very committed to fighting climate change and is delivering regulation at the European level to do so, including stringent emissions regulation. In 2035 in Europe, it is expected to be forbidden to sell any new fuel car, so we believe there is an inevitable shift to EVs and EV charging. Already, certain European OEMs have announced that they will stop any fuel car production in Europe as soon as 2030. In some cities like London, it is expected to be forbidden to enter the city with a fuel car, potentially as soon as 2025. So ultimately the difference in regulation provides a major change to the US market, and the US shift to EV may be longer given the size of the country, the nature of the geography and the structure of the cities.

Can you explain your recent partnership announcements, and how you partner with dealers and retail brands?

Certainly, as since we have announced the business combination, we have announced several marquee partnerships, delivering significant progress under dynamic market conditions. Combined with strong tailwinds in EV penetration in Europe, the marquee partnerships we signed in 2021 have contributed to robust utilization rates and new opportunities to scale the business.

In particular, we signed two milestone partnerships with Nissan and Carrefour. In December of 2021, we entered into a strategic partnership with Nissan to install, operate, and maintain DC fast charging solutions of 50kW and 24kW at more than 600 Nissan locations spanning 16 countries. We expect to ultimately equip all of their European dealerships with fast chargers – so the Nissan dealerships are our customers, and this allows us to connect with Nissan’s own customers.

Our agreement with Carrefour is a sales as a service contract, resting in the B2B segment of our revenues, to support the construction of more than 2,000 fast and ultra-fast charge points at over 200 locations across France. Here we are developing all the sites and installing the 2,000 chargers, which we will maintain for a 12 year period. These sites are expected to provide us with long term recurring revenue, and we will monitor and process all the charging stations with our payments solution in real time. We financed this project in November 2021, when Allego and Meridiam closed a first-of-its-kind special purpose project finance vehicle for EV charging infrastructure. The total transaction size amounted to €138 million, approximately €55 million of which was financed by senior debt from seven leading European commercial banks committed to green energy and sustainable mobility. The financing received the Green Loan label due to its positive environmental impact. This financing demonstrates that European charging is considered reliable and is expected to deliver recurring and predictable revenues, so we are very pleased to have this opportunity.

We also recently announced that Allego agreed to open 120 new fast charging EV stations across the Netherlands and Belgium, and separately secured 13 additional ultra-fast charging locations along major highways in Flanders, Belgium. Additionally, Allego entered into a partnership to install ultra-fast charging locations in France. We are powering ahead on all fronts and look forward to continuing our expansion as a public company.